UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Entry Into a Memorandum of Understanding

On September 2, 2024, Visionary Holdings Inc. (the “Company”) entered into a Memorandum of Understanding (MOU) with a major global sovereign wealth fund, Public Investment Fund (PIF) (the “Investor”), initiating a potential strategic partnership. The initial term of the MOU is for three years, with the option to extend the agreement upon mutual consent. Under the MOU, the Investor is expected to make a US$120 million investment to support the development of the Company’s diverse industrial projects. This partnership will provide significant financial resources, expertise, and strategic support for the Company’s global mergers and acquisitions, industrial upgrades, and overall growth strategy. The collaboration is expected to strengthen the Company’s capabilities and drive its long-term success.

Resignation of the Chief Executive Officer and the Chief Financial Officer

On August 29, 2024, Mr. Zhong Chen tendered his resignation as the Chief Executive Officer and the Chief Financial Officer of the Company, effective September 1, 2024. Mr. Chen’s decision to resign did not arise or result from any disagreement with the Company. Mr. Chen remains as an independent director of the Board of Directors (the “Board”) of the Company.

Appointment of the Chief Executive Officer

On September 1, 2024, the Board appointed Mr. Xiyong Hou, the Company’s Chief Executive Officer, effective immediately.

Mr. Xiyong Hou holds a distinction of a Senior International Financial Manager in the United States, is a renowned practical education expert from Canada, with over 30 years of experience in international education, overseas studies, immigration, and technology enterprise management. He has secured the funding and managed several Canadian high schools, colleges, and overseas study and immigration companies. He has also established multiple education and technology enterprises, serving as Chairman and President of these companies. He is well-versed in international mergers and acquisitions, has international investment experience, and excels in team management and corporate culture development. With strong organizational and leadership skills, he was received by national leaders in recognition of his outstanding achievements.

On September 1, 2024, the Board appointed Mr. Leong Sui as the Chief Financial Officer, effective immediately.

Mr. Leong Sui is an outstanding MBA graduate from the University of Iowa in the United States. He also holds a distinction of a Senior International Financial Manager and is a holder of the Canadian Property Management Qualification (CMRAO Limited Licensee), with over 20 years of experience in financial and corporate management. Mr. Sui has served in senior management roles for Hong Kong-listed companies, multinational corporations, and large group companies, and has provided financial and investment services to over 100 Hong Kong-listed companies. Mr. Sui is proficient in project investment management and analysis, familiar with corporate strategy, financial management, and the operations of publicly listed companies, and excels in team building and marketing. He is particularly recognized for his expertise in corporate risk control, backed by extensive practical experience.

Order of Receivership

On August 27, 2024, the Ontario Superior Court of Justice (Commercial List) issued an order appointing Ernst & Young Inc. as the receiver (the “Receiver”) of 13995291 Canada Inc. (the “13995291 Canada”), a wholly-owned subsidiary of the Company located in Toronto, Ontario. The application was filed by Bank of China (Canada) under section 243(1) of the Bankruptcy and Insolvency Act (BIA) and section 101 of the Courts of Justice Act (CJA). The Bank of China (Canada) (BOCC) originally provided a CAD 60 million loan to 13995291 Canada. BOCC demanded early repayment and filed a lawsuit with the Ontario Superior Court. On September 5, 2024, 13995291 Canada has submitted an appeal of the Court Order to the Court of Appeal Ontario.

2

Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the potential collaboration with the Investor, the likelihood of entering into a definitive agreement, and the expected benefits of the proposed transaction. These forward-looking statements reflect our current expectations and are based on information currently available to us and on assumptions we believe are reasonable. However, we can give no assurance that the plans or intentions will be realized or that a definitive agreement will be reached. The consummation of any transaction with the Investor is subject to various risks and uncertainties, including but not limited to the successful negotiation of final terms, the satisfaction of any closing conditions, regulatory approvals, and the ability of both parties to meet their respective obligations under any future agreement. Additionally, actual results may differ materially from those described in the forward-looking statements due to a variety of factors beyond our control, including but not limited to general economic conditions, market conditions, and unforeseen legal or regulatory hurdles. We caution investors not to place undue reliance on the forward-looking statements contained in this report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements to reflect future events or circumstances. Information regarding the foregoing and additional risks are described in the Risk Factor sections of the prospectus supplement for the Public Offering to be filed with the SEC, and the documents incorporated by reference therein, including without limitation, those risks and uncertainties identified in the “Risk Factors” section of our Registration Statement on Form F-1 declared effective by the SEC on May 16, 2022, the accompanying prospectus, our Annual Report on Form 20-F filed with the SEC on August 15, 2024 and other filings that we make with the SEC from time to time. All forward-looking statements reflect our beliefs and assumptions only as of the date of this report. We undertake no obligation to update forward-looking statements to reflect future events or circumstances.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

Date: September 6, 2024	By:	/s/ Xiyong Hou
Mr. Xiyong Hou
Chief Executive Officer

4